UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Timberline Resources Corporation
(Name of Issuer)
Shares of Common Stock, par value $0.001
(Title of Class of Securities)
887133205
(CUSIP Number)
William Matlack
2131 Stone Hill Circle
Reno, NV 89519
(646) 841-2665
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 2, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act










1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY)

William Matlack


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

PF


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

8,308,200


8.

SHARED VOTING POWER

00,000


9.

SOLE DISPOSITIVE POWER

8,308,200


10.

SHARED DISPOSITIVE POWER

00,000






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,308,200 shares of common stock


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
(see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.94%


14.

TYPE OF REPORTING PERSON (see instructions)

IN












Item 1.  Security and Issuer.
Shares of Common Stock, par value $0.001
Timberline Resources Corporation
101 E. Lakeside, Coeur d'Alene, Idaho 83814

Item 2.  Identity and Background.
(a)	Name: William Matlack
(b)	Business Address: 2131 Stone Hill Circle, Reno, NV
89519
(c)	Occupation: geologist/analyst, self-employed.
(d)	Criminal proceedings and convictions: There were no
criminal proceedings during the last five years referred to
in Item 2(d), in which the Reporting Person was convicted.
(e)	Civil proceedings and judgment, decree, or order:
There were no civil proceedings during the last five years
referred to in Item 2(e), in which the Reporting Person was
a party and was or is subject to a judgment, decree or
final order.
(f)	Citizenship: United States

Item 3.  Source or Amount of Funds or Other Consideration.
PF	600,000 shares acquirable upon exercise of warrants at a
price of $0.25 until May 31, 2019 acquired in a private placement financing on or about May 31, 2016; 101,200 shares and 200,000 shares acquirable upon exercise of warrants at a price of $0.40 until January 31, 2020, acquired in a private placement financing with units priced at $0.25 on or about March 17, 2017; 2,025,000 shares and 2,025,000 shares acquirable upon exercise of warrants at a price of $0.14 until April 30, 2021, acquired in a private placement financing with units priced at $0.08 on or about May 7, 2018; 3,265,500 shares acquirable upon exercise of warrants at a price of $0.09 after December 1, 2019 and until February 1, 2020, received as consideration for a $300,000 loan to the Issuer on or about July 31, 2018; 91,500 shares acquired at an average price of $0.08 on October 19, 2018 on the U.S. OTC Market. All shares were acquired by Mr. Matlack using his personal funds.

Item 4.  Purpose of Transaction.
Mr. Matlack acquired the shares for his own personal investment purposes and not with a view to exercise control over the Issuer, either individually or jointly with any other person.

Item 5.  Interest in Securities of the Issuer.
Based on information provided by the Issue, as of October 5,
2018 there were 53,527,819 shares of common stock outstanding and Mr. Matlack beneficially owned 13.94% of the issued and
outstanding shares.
(a-b)	Mr. Matlack has sole voting power and sole dipositive
power in respect of the entirety of the number of shares
indicated in Item 5 above. There are no other persons known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of such securities.
(c)	Mr. Matlack purchased 91,500 shares at an average price of
$0.08 on October 19, 2018 on the U.S. OTC Market.
(d)	Not applicable.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
Mr. Matlack does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but limited to, any contract, arrangement, understanding or relationship.

Item 7.  Material to Be Filed as Exhibits.
Not applicable.





SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ William Matlack




October 22, 2018